Exhibit 12.1

OTTER TAIL CORPORATION
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,
	2008	2009	2010		2011	2012
Earnings
Pretax income from continuing operations	$43,430,341	$15,510,015	$29,510,344		$39,030,509	$54,205,367
Plus fixed charges (see below)	30,193,443	31,220,902	39,162,792		38,373,189	34,797,851
Total earnings (1)	$73,623,784	$46,730,918	$68,673,135		$77,403,698	$89,003,218
Fixed Charges
Interest charges	$27,630,081	$27,233,466	$34,099,716		$34,022,777	$31,059,849
Amortization of debt expense, premium and discount	990,363	2,097,436	2,825,076		2,233,412	1,501,002
Estimated interest component of operating leases	1,573,000	1,890,000	2,238,000		2,117,000	2,237,000
Total fixed charges (2)	$30,193,443	$31,220,902	$39,162,792		$38,373,189	$34,797,851

Preferred Dividend Requirement*	$981,547	$633,832	$1,118,671	*	$1,138,375	$2,101,550

Total Fixed Charges and Preferred Dividend Requirement (3)	$31,174,991	$31,854,735	$40,281,462		$39,511,564	$36,899,401

Ratio of Earnings to Fixed Charges (1) Divided by (2)	2.44	1.50	1.75		2.02	2.56
Ratio of Earnings to Fixed Charges and Preferred Dividends (1) Divided by (3)	2.36	1.47	1.70		1.96	2.41

*
The preferred dividend requirement represents the amount of pre-tax earnings required to cover preferred stock dividend requirements, with a tax gross-up adjustment based on the Company’s ratio of income before income taxes to net income. In 2010, because of income tax adjustments, the Company recorded a net after-tax loss while its income before income taxes was positive, resulting in a ratio of income before income taxes to net income of  (194%). For 2010, a 40.0% incremental tax rate from ongoing operations was used to calculate the tax gross-up adjustment instead of the ratio of income before income taxes to net income.